UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ____________.

Commission file number     001-35791

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Northfield Bank Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office: Northfield Bancorp, Inc., 581 Main Street, Woodbridge, New Jersey 07095.

Northfield Bank Employee Savings Plan
Table of Contents
December 31, 2020 and 2019

The Northfield Bank Employee Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

(a)	Financial Statements of the Plan	Page(s)
	Report of Independent Registered Public Accounting Firm	1
	Statements of Net Assets Available for Benefits	2
	Statement of Changes in Net Assets Available for Benefits	3
	Notes to Financial Statements	4-10

(b)	Schedule *
	Schedule of Assets (Held at End of Year) Schedule H, Part IV, Line 4i as of December 31, 2020	11
*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(c)	Index to Exhibits	12

(d)	Signature	13

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
Northfield Bank Employee Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Northfield Bank Employee Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the Plan’s financial statements as a whole.

/s/ Withum Smith + Brown, PC

We have served as the auditor of the Plan since 2007.

Whippany, New Jersey
June 25, 2021

Northfield Bank Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019
(in thousands)

	2020	2019
Assets
Investments at fair value:
Mutual funds	$16,278	$15,619
Northfield Bancorp, Inc. Common Stock	5,578	—
Northfield Bancorp, Inc. Common Stock Fund	—	8,855
Pooled separate account	686	—
Interest in common/collective trust	—	3,708
Total investments at fair value	22,542	28,182
Investment at contract value	3,286	—
Total investments	25,828	28,182
Notes receivable from participants	379	442
Net assets available for benefits	$26,207	$28,624

The Notes to Financial Statements are an integral part of these statements.

Northfield Bank Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020
(in thousands)

Additions
Additions to net assets attributable to:
Interest and dividend income	$541
Contributions
Employer	512
Employee	1,838
Employee rollover	268
Total contributions	2,618
Total additions	3,159
Deductions
Deductions from net assets attributable to:
Participant distributions	4,737
Net depreciation in fair value of investments	767
Administrative expenses	72
Total deductions	5,576
Net decrease in net assets	(2,417)
Net assets available for benefits, beginning of the year	28,624
Net assets available for benefits, end of the year	$26,207

The Notes to Financial Statements are an integral part of this statement.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

1.    Description of Plan

The following description is provided for general information summary purposes. Participants of the Northfield Bank Employee Savings Plan (the “Plan”) should refer to the Summary Plan document for a more detailed and complete description of the Plan provisions.

General
The Plan is a defined contribution employee savings plan covering all eligible employees of Northfield Bank (the “Bank”). The Bank is a wholly-owned subsidiary of Northfield Bancorp, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Principal Trust Company serves as the Plan's trustee. Effective January 13, 2020, Principal Trust Company replaced Pentegra Trust Company as the Plan's trustee, and on January 29, 2020, Plan assets were transferred from Pentegra Trust Company to Principal Trust Company.

Effective July 2, 2020, employees of a company acquired by the Plan Sponsor, became eligible to enter the Plan and transfer account balances in the acquired company's defined contribution plan into the Plan and participate in the Plan with prior service credit.

Plan Administration
The Plan is administered by the Compensation Committee of the Bank's Board of Directors.

Contributions
Employees with one month of credited service who are salaried employees or hourly paid employees who are eligible for the Bank's health benefits are eligible to participate in the Plan. Participants are automatically enrolled in the Plan at a deferral rate of 3% of compensation, as defined, with annual increases of 1% up to a maximum rate of 6%, unless the participant elects otherwise. Participants are entitled to contribute to the Plan between 0% to 100% (subject to certain IRS limitations) of their compensation, as defined in the Plan. Contributions can be made on a before-tax basis or after-tax basis.

The Bank matches a portion of the participants’ before or after tax contributions after one year of credited service. The Bank contributes an amount equal to one-quarter of the employee contributions up to the first 6% of compensation, as defined, contributed by eligible employees with less than three years of service. The Bank contributes an amount equal to one-half of the employee contributions up to the first 6% of compensation, as defined, for eligible employees with three or more years of service. The Bank may make discretionary contributions which may vary in amount from year to year. There were no discretionary Bank contributions made for 2020.

Vesting
Plan participants are 100 percent vested in the account balance attributable to their voluntary contributions and Bank discretionary contributions, including related earnings therein.

        The vesting schedule related to Bank matching contributions and related earnings therein is as follows:

Years of Service	Percentage Vested
Less than 1 year	-0-%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Forfeitures
If a participant terminates employment with the Bank and is less than 100% vested in the employer contribution, the participant forfeits the non-vested portion of their employer contribution (as of the earlier of: (1) when the participant receives a distribution or (2) the end of the period of five consecutive one-year breaks in service.) Forfeitures are retained in the Plan and used to reduce future Bank contributions or pay Plan expenses. The balance of forfeitures included in Plan assets at December 31, 2020 and 2019 was $9,368 and $397, respectively. There were forfeitures of $3,817 that were used to reduce employer contributions in 2020.

Administrative Expenses
Expenses associated with administering the Plan are generally paid by the Bank. Certain participant-specific expenses are assessed against such participants' individual investment accounts. In addition, certain investment related expenses have been offset against net investment income and are not readily determinable.

Payment of Benefits
On termination of service due to death, a participant’s vested account balance will be distributed one of three ways: as a single cash payment within 1 year of the date of termination, through an annuity if eligible, or a rollover to an individual retirement account (“IRA”) or another qualified plan for a surviving spouse. For termination of service due to disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a single cash payment, rollover to an IRA or an annuity.

Participant Accounts
Individual accounts are established for each participant. Each participant's account is credited with the participant's contributions, the employer contributions, if any, and the proportionate share of dividends, interest and investment gains since the preceding valuation date. The participant's account is reduced by withdrawals, losses on investments and any administrative expenses.

Notes Receivable from Participants
Eligible participants may borrow up to the lesser of (1) fifty percent (50%) of the value of the employee vested account or (2) $50,000 reduced by the largest outstanding note receivable balance during the past 12 months. The interest rate on all such notes receivable are fixed for the term of the receivable and are based on the “prime rate” as published in the Wall Street Journal on the first day of the month in which the loan was made. The interest rates on notes receivable from participants ranged from 3.25% to 6.25% at December 31, 2020 and ranged from 3.25% to 5.50% at December 31, 2019. Subsequent to the enactment of the US Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) in March 2020, the Plan adopted certain provisions for loan relief to eligible participants including: 1) delaying certain required loan repayments for one year for loan payments due between March 27, 2020 and December 31, 2020, and 2) increasing loan limits to the lesser of $100,000 or 100% of the participant's vested balance for coronavirus-related loans.

Distributions
During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined. Participants are entitled to withdraw funds upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.

Transfers into Plan
Participants of the Northfield Bank Employee Stock Ownership Plan, who have reached 55 years of age with ten years of participation in the Plan, are eligible to transfer all or a portion of their investment in Northfield Bancorp, Inc. common stock to any of the funds offered by the Plan. There were no transfers into the Plan during the year ended December 31, 2020.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

2.    Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Payment of Benefits
Amounts paid to participants are recorded upon distribution.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. See Note 3 and Note 4 for discussion of fair value and contract value measurements, respectively.

As of December 31, 2020, the Plan's investments are in mutual funds, a pooled separate account (“PSA”), a guaranteed annuity contract, and the common stock of Northfield Bancorp, Inc. As of December 31, 2019, the Plan's investments were in mutual funds, a common/collective trust (“CCT”) and the Northfield Bancorp, Inc. Common Stock Fund (“CSF”).

Mutual funds are valued on the last business day of the year based on published market values in active markets.

The PSA is measured using quoted prices in markets that are not active, and valued by the net asset value (“NAV”) of the pooled separate accounts, based on the fair value of the underlying holdings.

The CCT fund fair values are determined by the respective fund manager using NAV as a practical expedient. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. There were no significant unfunded commitments or restrictions on redemptions related to the CCT as of December 31, 2019. CCT funds can be redeemed daily.

Northfield Bancorp, Inc. common stock is valued at the closing price on the last business day of the year reported on the active market on which the individual securities are traded (NASDAQ).

The CSF consists primarily of Northfield Bancorp, Inc. common stock. In addition, the CSF also invested approximately 3% of its balance in money market instruments at December 31, 2019. Participant ownership is measured in units of the CSF instead of shares of stock. The Plan directly owns common stock of Northfield Bancorp, Inc. The common stock is valued based upon quoted prices at the last reported sales price at the end of the year. The money market instruments are valued at cost plus interest earned, which approximates fair value. The unit of account for ownership in the CSF is the interest in the CSF itself. The fund is valued at fair value using NAV as a practical expedient.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Investment income (loss), unrealized appreciation (depreciation), and realized gains (losses) for each participant directed investment fund are allocated to each participant in the same ratio that the participant’s account balance in the fund bears to the total account balances for all participants in that fund.

Notes Receivable from Participants
Notes receivable are valued at their unpaid principal balance plus any accrued but unpaid interest. Upon default, these receivables are deemed to be a distribution to the participant. No allowance for losses has been recognized at December 31, 2020 and 2019.

Risks and Uncertainties
The Plan has various investments, directed by participants, including mutual funds, a pooled separate account, a guaranteed annuity contract, common/collective trust, and direct holdings in common stock of Northfield Bancorp, Inc. These investments are subject to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The CSF is subject to various risks including concentration risk since the fund invests primarily in the common stock of Northfield Bancorp, Inc. and therefore the performance of the fund is primarily determined by the performance of Northfield Bancorp, Inc. common stock. The market price of Northfield Bancorp, Inc. common stock is dependent on a number of factors, including the financial condition and profitability of Northfield Bancorp, Inc. and Northfield Bank. In addition, the market price of Northfield Bancorp, Inc. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase common stock on speculation, as well as other unforeseeable events not necessarily within the control of the board of directors of Northfield Bancorp, Inc. and the Bank.

On March 11, 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic, triggering volatility in the financial markets and having an impact on the global economy. As a result, subsequent to December 31, 2019, the Plan’s investments incurred declines in fair value. While the fair value of the Plan’s investments has largely recovered, they fluctuate in response to changing market conditions, and the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The ultimate impact of COVID-19 on the Plan, which may be material, is uncertain and will depend on future developments.

New Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2018-13, Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement. This update changes the disclosure requirements for fair value measurements by removing, adding, and modifying certain disclosures. ASU 2018-13 is effective for financial statements issued for annual periods beginning after December 15, 2019, and interim periods within those annual periods. The Bank adopted ASU 2018-13 effective January 1, 2020, and it did not have a material impact on the Plan's financial statements.

CARES Act
On March 27, 2020, the CARES Act was signed into law and, among other things, provides temporary relief for retirement plan participants with respect to distributions and loans. The provisions of the CARES Act were effective and operationalized immediately, prior to amending the Plan document. The Plan adopted certain measures included in the CARES Act which allowed qualified participants to receive coronavirus-related distributions without penalty, and delay loan repayments due from March 27, 2020 through December 31, 2020 for one year. Additionally, required minimum distributions were temporarily waived for 2020.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

3.    Fair Value Measurements

In accordance with accounting principles generally accepted in the United States of America, each of the Plan’s fair value measurements are categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:

• Level 1—Quoted prices in active markets for identical assets or liabilities.

• Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table represents the Plan’s fair value hierarchy for its investments measured at fair value on a recurring basis as of December 31, 2020 and 2019:

	Total	(Level 1)	(Level 2)	(Level 3)
	(in thousands)
December 31, 2020
Mutual funds	$16,278	$16,278	$—	$—
Common Stock of Northfield Bancorp, Inc.	5,578	5,578	—	—
Total investments in the fair value hierarchy	21,856	21,856
Investments measured at Net Asset Value*
Pooled Separate Account	686
Total investments at fair value	$22,542
December 31, 2019
Mutual funds	$15,619	$15,619	$—	$—
Investments measured at Net Asset Value*
Common Collective Trust	3,708
Northfield Bancorp, Inc. Common Stock Fund	8,855
Total investments at Net Asset Value	12,563
Total investments at fair value	$28,182

* In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The investment in the PSA, CCT and CSF are valued at fair value using NAV as a practical expedient. The use of NAV is deemed appropriate for the PSA and CCT as they do not have a finite life, unfunded commitments relating to the types of investment, or significant restrictions on redemptions. NAV is deemed appropriate for the CSF as the CSF does not have a readily determinable fair value. The unit of account for ownership in the CSF is the interest in the CSF itself and not the underlying common stock. The practical expedient is used for valuation, unless it is probable that the Plan will sell a portion of the investment at an amount different from the net asset valuation.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

4.        Guaranteed Annuity Contract with Principal Life Insurance Company

The Plan invests in the Principal Fixed Income Guarantee Option (the “Contract”), a benefit-responsive group annuity contract issued by the Principal Life Insurance Company. The Contract is not a portfolio of contracts with yields based on changes in the fair value of underlying assets, but is rather a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned, or the interest credited, on the group annuity contract. The underlying assets consist primarily of treasuries, commercial real estate mortgages, mortgage-backed securities and short-term cash equivalents.

The average market yield earned by the Contract, which is also the actual interest credited to participants in the Contract, for the year ended December 31, 2020 was 1.60%. The interest crediting rate is determined on a semiannual basis and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Examples of such events include the following:
•The Plan’s failure to qualify under Section 401(a) of the IRC or the failure of the trust to be tax-exempt under Section 501(a) of the IRC
•Premature termination of the contract
•Plan termination or merger
•Changes to the Plan’s prohibition on competing investment options
•Bankruptcy of the Bank or other events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. Although the existence of certain conditions or transactions outside the normal operations of the Contract could limit the Plan's ability to transact at contract value, management has determined that as of December 31, 2020 these conditions or transactions are not considered probable.

5.        Tax Status

The Plan adopted a volume submitter plan which obtained its latest opinion letter on August 8, 2014, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

6.    Plan Termination

The Bank has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee and employer contributions to the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan participants will become 100% vested in their Bank contribution accounts and are entitled to full distribution of such amounts.

7.    Party-in-Interest Transactions

At December 31, 2020, the Plan has investments in the common stock of Northfield Bancorp, Inc., a pooled separate account, and a guaranteed annuity contract managed by members of the Principal Financial Group or its affiliates. Northfield Bancorp, Inc. is the holding company for Northfield Bank, the Plan Sponsor. Principal Trust Company is also the custodian of the Plan and therefore these transactions qualify as party-in-interest transactions. Prior to January 13, 2020, Pentegra Trust Company was the trustee of the Plan for the year ended December 31, 2019. Contract administrator fees that were paid from Plan assets were $71,835 for the year ended December 31, 2020.

At December 31, 2020, the Plan held 452,378 shares of Northfield Bancorp, Inc. common stock with a fair value of approximately $5,578,000. At December 31, 2019, the Plan held 315,016 units of the CSF and the CSF held 507,133 shares of Northfield Bancorp, Inc. common stock.

In addition, certain Plan participants borrow from the Plan. As of December 31, 2020 and 2019, the outstanding loans of the Plan participants were approximately $379,000 and $442,000, respectively. Plan participants are a party-in-interest to the Plan and these loans were exempt party-in-interest transactions pursuant to Section 408(e) of ERISA.

Northfield Bank Employee Savings Plan
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
ID# 13-5578494; Plan# 002
December 31, 2020
(dollars in thousands)

			(c) Description of
			Investment Including
			Maturity Date, Rate
		(b) Identity of Issuer, Borrower	of Interest, Collateral,			(e) Current
*(a)		Lessor or Similar Party	Par, or Maturity Value		(d) Cost **	Value

		Mutual funds
		Fidelity US Bond Index	3,794	shares	**	$47
		Lord Abbett Bond-Debenture Fund Inc	9,077	shares	**	76
		Pioneer Bond Fund	6,330	shares	**	65
		Calvert US Large Cap Core Responsible Index Fund	6,932	shares	**	238
		Fidelity 500 Index Fund	4,803	shares	**	625
		Fidelity Mid Cap Index Fund	10,192	shares	**	275
		Fidelity Small Cap Index Fund	8,722	shares	**	218
		JPMorgan Equity Income Fund	18,444	shares	**	364
		American Funds EuroPacific Growth Fund	1,480	shares	**	103
		Fidelity Emerging Markets Index Fund	7,142	shares	**	91
		Fidelity International Index Fund	2,843	shares	**	130
		TIAA-CREF Lifecycle Index 2010 Fund	11,789	shares	**	206
		TIAA-CREF Lifecycle Index 2015 Fund	32,463	shares	**	597
		TIAA-CREF Lifecycle Index 2020 Fund	59,867	shares	**	1,184
		TIAA-CREF Lifecycle Index 2025 Fund	101,394	shares	**	2,149
		TIAA-CREF Lifecycle Index 2030 Fund	174,548	shares	**	3,947
		TIAA-CREF Lifecycle Index 2035 Fund	52,444	shares	**	1,258
		TIAA-CREF Lifecycle Index 2040 Fund	85,904	shares	**	2,151
		TIAA-CREF Lifecycle Index 2045 Fund	31,296	shares	**	798
		TIAA-CREF Lifecycle Index 2050 Fund	32,047	shares	**	823
		TIAA-CREF Lifecycle Index 2055 Fund	17,364	shares	**	358
		TIAA-CREF Lifecycle Index 2060 Fund	14,463	shares	**	230
		TIAA-CREF Lifecycle Index Retirement Income Fund	20,753	shares	**	345
		Total mutual funds				16,278

		Pooled separate account
	*	T. Rowe Price/Brown Advisory - Largecap Growth I Sep Acct	12,186	units	**	686

		Guaranteed annuity contract
	*	Principal Life Insurance Company	314,392	shares	**	3,286

	*	Northfield Bancorp, Inc. Common Stock	452,378	shares	**	5,578

						$25,828

	*	Notes receivable from participants	Interest ranging from 3.25% to 6.25% maturing through 2035.			$379
		* Party-in-interest
		** Cost omitted for participant directed investments

See Report of Independent Registered Public Accounting Firm

Northfield Bank Employee Savings Plan
Index to Exhibits

Exhibit Number	Description	Page Number in Sequentially Numbered Form 11-K
23.1	Consent of Independent Registered Public Accounting Firm	14

SIGNATURE

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

NORTHFIELD BANK EMPLOYEE SAVINGS PLAN
DATE: June 25, 2021	By:	/s/ William R. Jacobs
William R. Jacobs
Chief Financial Officer
(Principal Financial and Accounting Officer)